October 21, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Mr. Jeff Kauten

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)
Registration	Statement on Form F-1 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Mr. Kauten and Mr. Spirgel:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 6 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement. The Revised Registration Statement reflects the Company’s proposed response to the comment contained in the Commission staff’s letter dated October 11, 2024, as set forth in the Company’s letter to the Commission dated October 15, 2024.

U.S. Securities and Exchange Commission

October 21, 2024

The Company respectfully advises the Commission that as disclosed in the Revised Registration Statement, the CSRC has extended the validity of the Company’s filing notice for this offering. The Company further advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about October 24, 2024, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for this offering.

*    *    *

U.S. Securities and Exchange Commission

October 21, 2024

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP